Exhibit 99.2
PRISMARK PRESENTATION
P
REPARED
F
OR
:
ORBOTECH INVESTOR AND ANALYST DAY
June 2010
PCB MARKETS AND TECHNOLOGY
P
REPARED
BY
:
PRISMARK PARTNERS LLC
130 Main Street Cold Spring Harbor NY 11724
Tel: 631 367-9187 Fax: 631 367-9223
e-mail: partners@prismark.com
www.prismark.com
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A Brief Talk On Printed Circuit Board Markets and
Technology
• Electronic Systems Applications
• Diversity of Needs
• Growth Coming From New and Old
• Aspects of Regional Production
• Challenging Technology

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5.0%
4.0%
3.0%
2.0%
1.0%
4.5%
3.5%
2.5%
1.5%
0.5%
0%
Year-on-Year
GDP Growth
0%
10%
20%
30%
40%
50%
Year-on-Year
Semiconductor
Growth
Year-on-Year
World Rigid
PCB Growth
-10%
-20%
-30%
-40%
-50%
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2009 2011 2012 2013 2014 2010 2008
1.4% -3.5% -6.8% 1.4% 14.2% -20.1% -5.7% 8.0% 15.3% 5.8% 11.1% 5.6% -14.9%12.5% 7.3% 0.8% 2.1% 4.1% 1.1% 12.5% 9.2% 3.7% 9.5% 12.0% 16.0% 11.5%
Printed
Circuit
Value
Growth
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
$ Value of
Semiconductor Shipments
Year-on-Year Change
Printed Circuit
Value Growth
WORLD PRINTED CIRCUIT FORECAST
Kc510239bp-forecast pcb-gdp
GDP of Top 20
Electronics Nations
Year-on-Year Change
YE 2008    -1.5%
Q1 2009    -2.7%
Q2 2009    -2.1%
GDP Rate of Change

ELECTRONICS SYSTEMS MARKET FORECAST
($Bn) 2009 2010 2014 2010/2009
CAAGR
2009 – 2014
PC $210 $226 $256 7.6% 4.0%
Server/Data Storage $93 $98 $113 5.4% 4.0%
Other Computer $93 $98 $112 5.4% 3.8%
Mobile Phones $146 $158 $182 8.2% 4.5%
Communications Infrastructure $116 $122 $150 5.2% 5.3%
Other Communications $41 $43 $52 4.9% 4.9%
Consumer $152 $163 $200 7.2% 5.6%
Automotive $105 $120 $150 14.3% 7.4%
Industrial  $91 $99 $147 8.8% 10.0%
PV Modules $22 $29 $50 31.8% 17.8%
Medical $77 $82 $100 6.5% 5.4%
Military/Aerospace $118 $121 $145 2.5% 4.2%
Total (Including PV Modules)
$1,264 $1,359 $1,657 7.5% 5.6%
310.239jd

HIGH VOLUME SYSTEM SHIPMENTS
(M Units) 2008 2009  2014 (F)
CAAGR
(2009 – 2014)
Mobile Handsets (Smartphone) 1,200 (150) 1,145 (175) 1,600 (550) 6.9% (26%)
MP3/PMP Players (Video Capable) 215 (35) 210 (40) 250 (80) 3.5% (15%)
Notebook PCs (Netbook, UMPC,
Smartbook, Tablet)
142 (12) 170 (33) 330 (120) 14% (29%)
Desktop PCs (PC Server) 150 (8) 133 (7) 130 (10) -0.5% (5.6%)
Digital Cameras 135 130 165 4.9%
Camcorders 19 20 21 1%
Set-Top Box/PVR 140 170 220 5.5%
Flat Panel TVs 114 145 240 10.6%
LCD Monitors 172 140 150 1.4%
Portable GPS 40 35 55 9.5%
Game Consoles 50 53 65 4.2%
Portable Game Consoles 45 50 60 3.7%
Note: Values in parentheses are subsets of total
310.9/239bp

Mongolia
Japan
Korea
China
Nepal
Taiwan
India
Burma
Thailand
Vietnam
Philippines
Sir Lanka
Malaysia
Singapore
Indonesia

US$M	2008	2009	2014	CAAGR 2009-2014
Japan	$10,186	$8,275	$7,948	-0.8%
China/HK	$15,037	$14,251	$22,230	9.3%
Taiwan	$6,725	$5,357	$7,101	5.8%
Korea	$5,362	$5,011	$6,646	5.8%
India	$255	$206	$502	19.5%
Vietnam	$238	$195	$354	12.7%
Singapore	$578	$455	$500	1.9%
Malaysia	$432	$332	$495	8.3%
ROW	$1,725	$1,504	$1,892	4.7%
With Japan Asia	$40,538	$35,586	$47,668	6.0%
Americas	$4,484	$3,431	$3,264	-1.0%
Europe	$3,208	$2,035	$2,102	0.6%
WW Total	$48,230	$41,052	$53,032	5.3%

PRISMARK
PARTNERS LLC

ASIA -THE PRODUCTION BASE AND GROWTH ENGINE OF THE PCB INDUSTRY 510.3.044kk May 2010

2000 2001 2004 2007 2010 2002 2005 2008 2011 2003 2006 2009 2012 2013 2014
May 2010
$5
$0
$10
$15
$20
$25
$30
$35
$40
$45
$50
$55
$65
$60
$70
$Bn
Historical Growth Rate
From 1995 to 2000
10.7% per year
Greater than six-year
global recovery period
Americas
Europe
Japan
$40.9Bn
$40.6Bn
Growth Drivers: Microvia,
Flex, Packaging Substrates
PCB Production in China
Still Grows Strongly
RECENT HISTORY AND OUTLOOK FOR THE
GLOBAL PRINTED CIRCUIT INDUSTRY
$41.1Bn
China
Asia
(ex. Japan and China)
RECENT HISTORY AND OUTLOOK FOR THE
GLOBAL PRINTED CIRCUIT INDUSTRY
-5.2%
-14.7%
-18.8%
-36.6%
-23.5%
Three year recovery period
driven by emerging
economies
Average Growth Rate
Forecast
From 2009 to 2014
5.3% per year
8.4% $3.4Bn
6.2%
$3.3Bn
20.2% $8.3Bn
15.0%
$7.9Bn
31.8% $13.1Bn
33.0%
$17.5Bn
34.7% $14.3Bn
41.9%
$22.2Bn
$53.0Bn
4.0%
$2.1Bn
5.0% $2.0Bn

510.3/044kk
CHANGES AND FORECAST OF THE PCB MARKET
Value ($M) 2000 2009
Change
2000 – 2009
2014
2009 - 2014
CAAGR
Commodity Boards $9,674  $6,336  -34.5% $7,216  2.6%
Multilayer Boards $22,217  $16,763  -24.5% $22,017  5.6%
Microvia Boards $2,074  $5,456  163.1% $7,090  5.4%
Packaging Substrates $3,505  $5,891  68.1% $7,963  6.2%
Flexible Circuits $3,450  $6,606  91.5% $8,746  5.8%
Total $40,920  $41,052  0.3% $53,032  5.3%
2000
Total: $40,920M Total: $41,052M Total: $53,032M
2009 2014
Commodity Boards
23.6%
Multilayer
Boards
54.3%
Multilayer
Boards
40.8%
Multilayer
Boards
41.5%
Microvia
Boards
5.1%
Microvia
Boards
13.3%
Microvia
Boards
13.4%
Packaging
Substrates
8.6%
Packaging
Substrates
14.3%
Packaging
Substrates
15.0%
Flexible Circuits
8.4%
Flexible Circuits
16.1%
Flexible Circuits
16.5%
Commodity Boards
15.4%
Commodity Boards
13.6%
N510.044skc-changes pies

510.3/023bp
APPLE iPAD MAIN PCB
1-8-1 microvia construction
All layers glass reinforced
790µm thick, 630µm core
220µm PTH, 90µm microvias
75µm L/S
Copper thickness range from 25-35µm
Supports multiple 0.5mm pitch
components up to 533 I/O
Photos source: Prismark/Binghamton University

97.3/039jm LG CYON MOBILE PHONE

TECHNOLOGY DEVELOPMENT OF ADVANCED
MULTILAYER AND RIGID FLEX CIRCUITS
2008 2010 2012-2014
Structure Multilayer or Rigid-Flex
Material PI Film and FR-4 Prepreg
Z-axis Interconnection PTH, Staggered and Stacked Via
Maximum Layer Count  20 (4-8 typical) 20 (4 to 10 typical) 30 (4 to 12 typical)
Flexible Air-gap Layer 4-6
Build-up Layers (each side) 2 3 3
Minimum Board Thickness (mm) 0.35 0.30 0.25
Outer layer Cu Thickness (µm) 25 20 20
Outer layer Cu Line/Space (µm) 55/55 50/50 45/45
Inner Layer Cu Thickness (µm) 12 12 9
Inner Layer Cu Line/Space (µm) 50/50 45/45 35/35
PTH Diameter/Capture Pad (µm) 200/450 180'350 150/300
Blind Via/Capture Pad (µm) 80/225 75/200 75/150
Soldermask Thickness (µm) 15 15 13
Soldermask Clearance (µm) 35 30 25
Nippon Mektron Multilayer FPC
CMK 8 layer RF-3-DB Stacked Via
79.3/039skc

NOKIA 1616 DUAL-BAND GSM MOBILE PHONE
• Based on Infineon Device and Design
1. Infineon baseband/RF/PM and FM
2. Samsung memory
3. Transmit module
• Four-Layer PCB
– Single-sided assembly
– Keypad LED mounted on back through hole
– Carbon ink button and ground contacts, jumpers
– LCD module flex tail hot bar soldered to front
• Low-End GSM-Only Mobile Phone
– 900/1800MHz (850/1900MHz version also available)
– GSM only, no GPRS
– 107 x 45 x 15mm, 79grams
– 65k color TFT display, 128 x 160 pixels
– Flashlight, FM radio
– Series 30 OS
– 800mAhr Battery: 8.5hr talk, 528 standby time
• Nokia 1616
– 4 x 10.5cm, 770µm thick
– 150µm glass reinforced outer layers
– 75µm L/S, 280µm PTH
– Supports two packages of 0.5mm pitch
(184 and 44 I/O)
6510.4/062jpp
1 2
3
Photos source: Prismark/Binghamton University

GLOBAL PCB PRODUCTION BY TECHNOLOGY
Area
Paper
29.3%  71.1M m
2
Paper
25.1%  81.8M m
2
Flexible Circuits
10.0%  24.2M m
2
Flexible Circuits
11.0%  36.0M m
2
Rigid Glass
16.5%  40.0M m
2
Rigid Glass
17.4%  55.6M m
2
4 Layer
19.3%  46.9M m
2
4 Layer
20.1%  65.4M m 2
6 Layer
6.9%  16.8M m
2
6 Layer
7.9%  25.7M m
2
8-16 Layer
3.6%  8.7M m 2
8-16 Layer
4.8%  15.6M m
2
18+ Layer
0.2%  0.4M m
2
18+ Layer
0.2%  0.5M m
2
Silicon Platforms
2.0%  4.8M m 2
Silicon Platforms
2.4%  7.9M m
2
Microvia
4.2%  10.3M m 2
Microvia
4.8%  15.6M m 2
2014 2009
TOTAL: 242.6M m TOTAL: 326.0M m
CAAGR 6.1%
Composite
8.0%  19.4M m
Composite
6.4%  20.8M m
June 2010
Paper
Composite
Rigid
4 Layers
6 Layers
8 to 16 Layers
18+ Layers
Microvia
Si Platform
Flex
Total
2.8%
1.4%
7.2%
6.9%
8.9%
12.3%
6.1%
8.7%
10.7%
8.2%
6.1%
Technology
CAAGR
2009-2014
2
2
2 2